SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 12
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

01

Part I - Home Jurisdiction Documents

Attachments:

None.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(1) Press release and substantial security holder notice filed with the New Zealand Stock Exchange on October 15, 2003.

Part III – Consent to Service of Process

Filed with original Form C-B.

GROUP

Toll Holdings Limited
ABN 25 006 592 089
and subsidiaries

8/380 St Kilda Road
Melbourne Victoria 3004

Tel: 61 3 9694 2888
Fax: 61 3 9694 2880

15 October 2003

New Zealand Exchange

Lodged by Email

MEDIA RELEASE – Notice of further acceptances under Takeover Offer for Tranz Rail Holdings Limited

Attached is a substantial security holder notice showing total current acceptances of 83.46% being an increase from the last notice given at 82.67%.

Bernard McInerney
Company Secretary

Encl

Form 1 Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (*section 20(3)*)
- [ ] Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
- [✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. Tranz Rail Holdings Limited
Name of public issuer

Toll Group (NZ) Limited
Name of substantial security holder

KPMG Auckland, 9 Princess Street, Auckland, New Zealand
Address of substantial security holder

Bernard McInerney
Contact name for queries

00613 9694 2843
Telephone number

2*. 175,460,372
Total number of voting securities of the public issuer in which a relevant interest is held

210,239,137
Total number of voting securities issued by public issuer

83.46%
Total percentage

Ordinary Shares
Class of voting securities

One per share
Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
175,460,372 Number of voting securities of the class in which a beneficial relevant interest is held	0 Number of voting securities of the class in which a non-beneficial relevant interest is held
83.46% Percentage held at date of THIS notice	0% Percentage held at date of THIS notice
82.67% Percentage held at date of LAST notice (if any)	0% Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5*. Various Name(s) of registered holder(s)	Name(s) of registered holder(s)
6*. 10/10/2003- 15/10/2003 Date(s) of transaction(s)	Provision(s) of section 5 / Date(s) of transaction(s)
7*. 1,662,466 Number of voting securities; $1.10 per share*(NZ$)* Consideration (expressed in NZ$)	Number of voting securities; $ *(NZ$)* Consideration (expressed in NZ$)

Acquisition of a relevant interest in ordinary shares pursuant to acceptances received in respect of the full offer for all equity securities in Tranz Rail Holdings Limited dated 26 July 2003 which was declared unconditional on 10/10/2003.
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice [ ]
is not required to be filed [✓]
has already been filed with the notice dated [ ]

9*. Number of pages that accompany this notice (if any):

10 October 2003
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates:

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile)

Kevin Jaffe
Full name

15 October 2003
Date

05

AK032880340